UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                                   ElderTrust
                                (Name of Issuer)

                         Shares of Beneficial Interest,
                            $.01 Par Value Per Share
                         (Title of Class of Securities)

                                    284560109
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)


                              (Page 1 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 284560109               13D                   Page  2  of  12  Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)      [ ]
                                                               (b)      |X|
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
        WC       (SEE ITEM 3)
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              134,060 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              134,060 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        134,060 shares (See Item 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.8 % (See Item 5)
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        PN


                              (Page 2 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 284560109               13D                   Page  3  of  12  Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:  Wynnefield Small Cap Value Offshore
        Fund, L.P.
        S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)      [ ]
                                                               (b)      |X|
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
        WC       (SEE ITEM 3)
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        CAYMAN ISLANDS
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              89,930 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              89,930 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        89,930 shares (See Item 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.2% (See Item 5)
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        CO


                              (Page 3 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 284560109               13D                   Page  4  of  12  Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3953291
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)      [ ]
                                                               (b)      |X|
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
        WC       (SEE ITEM 3)
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              184,810 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              184,810 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        184,810 shares (See Item 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.5% (See Item 5)
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        PN

                              (Page 4 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 284560109               13D                   Page  5  of  12  Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:  Wynnefield Capital Management LLC
        S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-4018186
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)      [ ]
                                                               (b)      |X|
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
        AF       (SEE ITEM 3)
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        NEW YORK
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              318,870 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              318,870 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        318,870 shares (See Item 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.3% (See Item 5)
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        OO


                              (Page 5 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 284560109               13D                   Page  6  of  12  Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:  Wynnefield Capital, Inc.
        S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: N/A
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)      [ ]
                                                               (b)      |X|
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
        AF       (SEE ITEM 3)
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              89,930 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              89,930 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        89,930 shares (See Item 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.2% (See Item 5)
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        CO


                              (Page 6 of 12 Pages)

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to shares of the common shares of beneficial interest, $.01 par value per share (the "Common Stock"), of ElderTrust, a Maryland real estate investment trust with its principal executive offices located at 2711 Centerville Road, Suite 108, Wilmington, Delaware 19808 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Schedule 13D is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Capital Management LLC ("WCM") and Wynnefield Capital, Inc. ("WCI"). Although the Partnership, the Fund, Partnership-I, WCM and WCI are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Schedule 13D, they are sometimes referred to collectively as the "Wynnefield Group."

         WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

         The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

         (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Each member of the Wynnefield Group who directly beneficially owns shares of Common Stock purchased such shares from the separate working capital of such entities, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants. The approximate amount of consideration used to purchase such shares of Common Stock is as follows:


                              (Page 7 of 12 Pages)

         NAME                       NUMBER OF SHARES          CONSIDERATION PAID
         ----                       ----------------          ------------------
         Partnership*               134,060                   $1,037,061
         Partnership - I*           184,810                   $1,426,086
         Fund**                     89,930                    $685,968


         * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

         ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.


ITEM 4. PURPOSES OF TRANSACTION.

         Each member of the Wynnefield Group acquired its shares of Common Stock for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, the Wynnefield Group may, from time to time, recommend to the Issuer's management, various strategies for increasing shareholders' value.

         The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(A) - (C) As of December 31, 2002, the Wynnefield Group beneficially owned in the aggregate 408,800 shares of Common Stock, constituting approximately 5.5 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,449,314 shares outstanding on November 13, 2002, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:


                              (Page 8 of 12 Pages)

                                                             APPROXIMATE
                                       NUMBER OF             PERCENTAGE OF
         NAME                          SHARES                OUTSTANDING SHARES
         ----                          ------                ------------------
         Partnership *                 134,060               1.8%
         Partnership-I *               184,810               2.5%
         Fund **                       89,930                1.2%

         * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

         ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

         WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

         Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

         WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

         Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 408,800 shares of Common Stock, constituting approximately 5.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,449,314 shares outstanding on November 13, 2002, as set forth in the


                              (Page 9 of 12 Pages)

Issuer's most recent report on Form 10-Q for the period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

         The filing of this Schedule 13D and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of the Wynnefield Group, except as described in this Schedule 13D, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

         The Wynnefield Group has made purchases of shares of Common Stock during the last 60 days, as follows:


                                               Number of             Price Per
Name                  Date                     Shares                Share
----                  ----                     ---------             ---------
Partnership           November 6, 2002         4,000                 $6.65

Partnership           November 12, 2002        3,300                 $6.55

Partnership           December 30, 2002        9,200                 $6.22

Partnership           December 31, 2002        7,600                 $6.52

Partnership           December 31, 2002        6,100                 $6.55


Partnership - I       November 6, 2002         5,700                 $6.65

Partnership - I       November 12, 2002        4,800                 $6.55

Partnership - I       December 30, 2002        13,300                $6.22

Partnership - I       December 31, 2002        10,900                $6.52

Partnership - I       December 31, 2002        8,700                 $6.55


                             (Page 10 of 12 Pages)

                                               Number of             Price Per
Name                  Date                     Shares                Share
----                  ----                     ---------             ---------

Fund                  November 6, 2002         3,300                 $6.65

Fund                  November 12, 2002        2,700                 $6.55

Fund                  December 30, 2002        7,500                 $6.22

Fund                  December 31, 2002        6,500                 $6.52

Fund                  December 31, 2002        5,200                 $6.55


         (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of January 7, 2003 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

         Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1-Joint Filing Agreement, dated as of January 7, 2003, among the Partnership, Partnership-I, Fund, WCM and WCI.


                             (Page 11 of 12 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  January 7, 2003

                                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                    By:  Wynnefield Capital Management LLC,
                                         General Partner

                                    By: /s/ Nelson Obus
                                        -----------------
                                        Nelson Obus, Co-Managing Member

                                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                    By:  Wynnefield Capital Management LLC,
                                         General Partner

                                    By: /s/ Nelson Obus
                                        ---------------
                                        Nelson Obus, Co-Managing Member


                                    WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND,
                                    LTD.

                                    By:  Wynnefield Capital, Inc.


                                    By: /s/ Nelson Obus
                                        ---------------
                                        Nelson Obus, President

                                    WYNNEFIELD CAPITAL MANAGEMENT LLC


                                    By: /s/ Nelson Obus
                                        ---------------
                                        Nelson Obus, Co-Managing Member

                                    WYNNEFIELD CAPITAL, INC.


                                    By: /s/ Nelson Obus
                                        ---------------
                                        Nelson Obus, President


                             (Page 12 of 12 Pages)